SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K

         Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


(Mark One)

(x)      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

         For The Fiscal Year Ended December 31, 2003

                                       OR

( )      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
         THE SECURITIES EXCHANGE ACT OF 1934

         For The Transition Period From _________ to _________

                          Commission File Number 1-1105

                                   AT&T Corp.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         AT&T RETIREMENT SAVINGS AND PROFIT SHARING PLAN

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                   AT&T CORP.
                                  ONE AT&T WAY
                              BEDMINSTER, NJ 07921

AT&T Retirement Savings and Profit Sharing Plan
Financial Statements
and Supplemental Schedule
December 31, 2003

AT&T Retirement Savings and Profit Sharing Plan
Index
December 31, 2003 and 2002
--------------------------------------------------------------------------------



                                                                         Page(s)


Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Statements of Net Assets Available for Benefits................................2

Statement of Changes in Net Assets Available for Benefits......................3

Notes to Financial Statements................................................4-8

Supplemental Schedule

Schedule of Assets (Held at End of Year).......................................9

             Report of Independent Registered Public Accounting Firm



To the Participants and Administrator of AT&T Retirement Savings and Profit Sharing Plan



In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of AT&T Retirement Savings and Profit Sharing Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





July 1, 2004

AT&T Retirement Savings and Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002
--------------------------------------------------------------------------------


(thousands of dollars)                                2003            2002

Assets
Investments, at fair value
  Investment in Group Trust                        $  18,423       $  7,167
  Participant loans receivable                           259            185
                                                   ----------      ----------
    Total assets                                      18,682          7,352

Liabilities
                                                   ----------      ----------
    Total liabilities                                     --               --
                                                   ----------      ----------
Net assets available for benefits                  $  18,682       $    7,352
                                                   ----------      ----------





   The accompanying notes are an integral part of these financial statements.

AT&T Retirement Savings and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003
--------------------------------------------------------------------------------


(thousands of dollars)


Net assets available for benefits, January 1, 2003              $    7,352
                                                                -------------

Additions
Additions to net assets attributed to
  Net income from investment in Group Trust                          2,169
  Interest on participant loans                                         10
                                                                -------------
                                                                     2,179
                                                                -------------
Contributions and transfers
  Employee contributions                                             5,761
  Employing company contributions, net                               3,660
  Transfers of participants' balances from other plans, net            615
                                                                -------------
                                                                    10,036
                                                                -------------
    Total additions                                                 12,215
                                                                -------------
Deductions
Distributions to participants                                         (885)
                                                                -------------
    Total deductions                                                  (885)
                                                                -------------
    Net increase                                                    11,330
                                                                -------------
Net assets available for benefits, December 31, 2003            $   18,682
                                                                -------------






   The accompanying notes are an integral part of these financial statements.

AT&T Retirement Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2003
--------------------------------------------------------------------------------


1.   Plan Description

     The AT&T Retirement Savings and Profit Sharing Plan (the "Plan" or "RSPSP") is a defined contribution plan established by AT&T Corp. ("AT&T") to provide a convenient way for employees of certain participating companies of AT&T to save on a regular and long-term basis. The RSPSP participates in a master trust (the "Group Trust") for the investment of the pooled assets of various funds. Each participating plan has an undivided interest in the Group Trust.

     An eligible employee enters the Plan by authorizing a payroll allotment to invest his/her contributions in one or more of twenty-six (26) different funds as set forth in the current Plan documents.

     The AT&T Wireless Stock Fund and the Liberty Media Stock Fund were liquidated as of January 2003 and February 2003, respectively. Any balances remaining in these funds at the liquidation date were transferred to the AT&T Stable Value Fund.

     On November 18, 2002, AT&T spun-off AT&T Broadband to AT&T shareholders of record as of November 15, 2002. Immediately after the spin-off, AT&T Broadband combined with the Comcast Corporation. For each share of AT&T Corp. common stock, shareholders received .3235 shares of Comcast Corporation Class A common stock as of the close on November 15, 2002. As a result, a Comcast Stock Fund was added to the Group Trust in November 2002. The Comcast Stock Fund is not an employer security and is frozen to employee contributions.

     Employee allotments of 2% to 16% of salary may be authorized. An employee may designate allotments as pre-tax allotments, after-tax allotments or as a combination of pre-tax and after-tax allotments. All participant contributions, and earnings thereon are immediately vested and are not subject to forfeiture. Pre-tax contributions may be made up to the Internal Revenue Service limit of $12,000 in 2003. Immediately upon enrollment, the employing company (AT&T or any AT&T subsidiary participating in the Plan) will contribute an amount equal to 66-2/3% of the first 6% of the employee's salary contributed. Employing company contributions are made in accordance with the participant's elected investment direction. A participant becomes 100% vested in the employing company contributions after three years of credited service.

     Employees who are age 50 or older on or before December 31st may be eligible to make pre-tax contributions beyond the Internal Revenue Service pre-tax limit. The 2003 catch-up contribution limit set by the Internal Revenue Service is $2,000. No company matching contribution is made on catch-up contributions.

     The employing company may make quarterly or an annual discretionary profit-sharing contribution of up to 6% of each participant's eligible compensation for participants with at least six months of service with a participating company. A participant becomes vested in the profit-sharing contribution on a 5-year graduated schedule (20% per year of credited service). In 2003, 4 of the participating companies made profit-sharing contributions.

     Loans are available to all participants in an amount not less than $1,000, up to a maximum of the lesser of $50,000 minus participant's highest outstanding loan balance in the last twelve (12) months or 50% of the participant's vested account balance. Upon default, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Loan transactions are treated as a transfer to
     (from) the investment funds from (to) the Participant Loan Account. The term of the loan shall not exceed fifty-six (56) months. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate on the last business day of the month preceding the month in which the loan was initiated. Interest rates are fixed for the term of the loan. Interest rates on participant loans outstanding as of December 31, 2003 range from 4.0 percent to 9.5 percent. Principal and interest are paid through payroll deductions or participant-initiated payments.

     When a participant terminates employment, the entire vested amount in the participant's account will be distributed in a single payment, if the amount to be distributed is $5,000 or less. However, if the amount to be distributed exceeds $5,000, and the participant does not request the distribution, the participant's account shall remain in the Plan and may be withdrawn or distributed at the participant's request, or as minimum required distributions beginning when the participant attains age 70-1/2, or upon the participant's death, whichever is earlier. When a participant dies, the participant's beneficiary or beneficiaries may elect their share of the participant's account balance as a single payment or as a transfer to a RSPSP account in the beneficiary's name.

     Participant forfeitures in 2003 were $54,397. The total forfeited non-vested accounts as of December 31, 2003 is $136,180. Forfeitures will be used to reduce future employer contributions and administrative expenses. During 2003 there were no reductions in employer contributions due to forfeited non-vested accounts.

     For a complete description of the Plan and its profit sharing component, participants should refer to the Plan Prospectus and Plan Summary Plan Description (SPD). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

2.   Accounting Policies

     Basis of Accounting
     The financial statements of the Plan are prepared under the accrual method of accounting.

     Payments of Benefits
     Benefits are recorded when paid.

     Valuation of Investments
     Income and assets of the Group Trust are allocated to the Plan based on participant balances. The net asset value of the Group Trust is calculated by the Trustee. The Trustee determines the value of the underlying assets in the investment manager portfolios taking into account values supplied by a generally accepted pricing or quotation services or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information. Investments in AT&T common shares and other securities listed on national stock exchanges are carried at fair value determined on the basis of the last published sales price per share on the last business day of the year. Securities traded in over-the-counter markets are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources if available or, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates). All other investments are carried at the fair value at the close of the business day on December 31. Participant loans receivable are valued at cost which approximates fair value. Participant loans are not part of the Group Trust.

     Purchases and Sales of Investments
     Purchases and sales of securities are recorded as of the trade date.

     Investment Income
     Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

     Net Appreciation (Depreciation) in the Fair Value of Investments
     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains (losses) and unrealized appreciation (depreciation) on those investments.

     Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The most significant estimates relate to the valuation of the investments.

     Risks and Uncertainties
     Investments held by the Group Trust are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect participants' future account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

     Certain amounts in prior periods have been reclassified to conform to the current presentation.

3.   Tax Status

     The Internal Revenue Service (IRS) has determined and informed AT&T by a letter dated March 4, 1996, that the Plan and related trust are qualified in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended and restated since receiving the determination letter. The Company applied for a new determination letter from the IRS on February 28, 2002, and the IRS is currently reviewing the request. However, the plan Administrator believes that the Plan is qualified and is currently being operated in compliance with the applicable requirements of the IRC.

4.   Concentrations of Investment Risk

     At December 31, 2003, Plan participants' accounts that are invested in the investment options mentioned herein, were exposed to market risk in the event of a significant decline in the value of AT&T Corp. stock, and/or Comcast stock.

5.   Plan Termination

     Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interest in such assets.

6.   Plan Expenses

     In general, fees paid for Plan administration, including recordkeeping (except for such services as are attributable to the participant loan program), are paid from the trust, unless those expenses are paid by the Company or participant(s). Fees for trustee services are paid out of trust assets. Expenses attributable to the management and investment of each of the investment options shall be charged against respective options.

7.   Group Trust Investments

     The following table presents the investments in the Group Trust held by Fidelity Management Trust Company ("FMTC") as Trustee, at December 31, 2003 and 2002 (in thousands of dollars except for percentages).

Type of Group Trust Investments                     2003              2002

Asset Allocation Strategies                    $      560,314    $      476,869
Index Funds                                           342,148           269,382
AT&T Custom Funds                                   3,979,005         3,601,076
Mutual Funds                                        2,708,720         1,969,665
Stock Funds                                           754,883           830,588
                                               ---------------   ---------------
  Total Group Trust Investments                $    8,345,070    $    7,147,580
                                               ---------------   ---------------

Type of Group Trust Investments                       December 31, 2003

Government securities                                   $      16,572
Short-term securities                                          10,189
Corporate bonds                                                 6,127
Common stocks                                               1,567,644
Mutual funds                                                2,795,255
Commingled funds                                            1,294,002
Investment contracts*                                       2,652,419
Cash                                                            2,862
                                                        ---------------
  Total Group Trust investments                         $   8,345,070
                                                        ---------------

*Investment contracts include synthetic investment contracts with a contract value of $2,294,485 wrapping fixed income investments of $2,543,093.



Allocation of Group Trust Investments                          December 31,
                                                         -----------------------
                                                            2003         2002

AT&T Long Term Savings Plan for Management Employees        83.15%       82.54%
AT&T Long Term Savings and Security Plan                    16.54%       17.26%
AT&T Retirement Savings and Profit Sharing Plan              0.22%        0.10%
AT&T of Puerto Rico, Inc. Long Term Savings Plan
  for Management Employees                                   0.08%        0.08%
AT&T of Puerto Rico, Inc. Long Term Savings and
  Security Plan                                              0.01%        0.02%
                                                         ---------    ----------
                                                           100.00%      100.00%
                                                         ---------    ----------


Net appreciation in Fair Value of Group Trust Investments         December 31,
                                                                      2003

Asset Allocation Strategies                                      $    106,330
Index Funds                                                            48,591
AT&T Custom Funds                                                     319,077
Mutual Funds                                                          570,624
Stock Funds                                                           107,681
                                                                 -------------
     Total net appreciation in fair value of Group Trust
     investment                                                  $  1,152,303
                                                                 -------------

Investment income
Interest                                                         $    168,492
Dividends                                                              10,353
                                                                 -------------
                                                                 $    178,845
                                                                 -------------



8.   Related Party Transactions and Party-in-Interest

     Certain Plan investments are in shares of mutual funds managed by Fidelity Management and Research (FMR), the parent of FMTC. FMTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transaction. At December 31, 2003 the total of these investments amounted to $1,914,936,504 or approximately 23% of the Group Trust.

     In addition, the Plan invests in common shares of AT&T Corp. stock, which qualifies as a related party transaction. At December 31, 2003 the total of these investments amounted to $256,799,741 or approximately 3% of the Group Trust.

9.   Subsequent Events

     1) Effective January 2, 2004, State Street Bank and Trust Company was appointed as the Trustee to the Plan. 2) The Group Trust has been renamed the AT&T Savings Master Trust. 3) The Comcast Stock Fund was liquidated in May 2004. Balances remaining in these funds as of the liquidation date were transferred into the AT&T Stable Value Fund.

AT&T Retirement Savings and Profit Sharing Plan
Schedule of Assets (Held at End of Year)
December 31, 2003
--------------------------------------------------------------------------------


(thousands of dollars)


Name of Issuer and Title of Issue                       Cost          Value

Participant Loans Receivable (4.0%-9.5%)              $   259       $    259
                                                      --------      --------
Group Trust                                           $             $ 18,423
                                                      --------      --------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                       AT&T RETIREMENT SAVINGS
                                       AND PROFIT SHARING PLAN

                                       By Savings Plan Committee


                                       /s/  Brian Byrnes
                                       ______________________________
                                       Brian Byrnes
                                       Secretary of the Savings Plan Committee

Date:  July 2, 2004

                                  EXHIBIT INDEX

Exhibit No.

    23            Consent of PricewaterhouseCoopers LLP